FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated January 11, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X    Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: January 11, 2006

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

January 11, 2006

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

 News Release –Dated January 11, 2006

cc:

FOR IMMEDIATE RELEASE

AMS HOMECARE RETAINS MACAM AS INVESTOR RELATIONS FIRM

Vancouver, B.C. January 11, 2006 - AMS Homecare (OTCBB:AHCKF) ), is please to announce that it has appointed Macam Limited as its investor relations agent for North America.

Macam Limited will help communicate to the investing community the company’s position on the potential growing market in the medical equipment industry. They will communicate with investors, prospective investors, and members of the professional investment community, assist with creation of written material, provide counsel to the company with respect to investor relations initiatives, and work to achieve a greater level of corporate transparency and public awareness.

Macam Limited owns and operates through its wholly owned subsidiary, Finance-Markets.com, an interactive website supplying live market data, stocks, charts, quotes, currencies, commodities and top financial news. In coordination with AMS, Macam Limited and Finance-Markets.com will preview AMS in its Featured Reports Section, Current Company news and offer live Executive Broadcasts.

About AMS Homecare

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable, disposable medical products, patient monitoring technology and is a US retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

About Macam Limited:

Founded in 2001, Macam Limited is a traditional investor relations firm based in Calgary, Alberta. Their expertise is in the representation of emerging companies to the individual and professional investment community. Macam Limited assists with creation of written corporate material, compose media submissions, help expose its clients via its financial portal http://www.Finance-Markets.com, serves as corporate liaison to shareholders and inquiries, and offer strategic assistance and consulting.

For further information contact:

AMS Homecare:

Daryl Hixt, Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Macam Group of Companies:

Jeff Ball, Business Development

Ph: 403 698 3144

Fax: 403 264 9879

sales@macamgroup.com

www.macamgroup.com

www.Finance-Markets.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.